Mail Stop 3561

January 25, 2010

Ronald E. Dowdy
Group Controller
Star Buffet, Inc.
1312 N. Scottsdale Road
Scottsdale, Arizona 85257

     Re: **Star Buffet, Inc.**
           File No. 000-23099
           Form 10-K: For the fiscal year ended January 26, 2009
           Form 10-Q: For the quarterly period ended November 2, 2009

Dear Mr. Dowdy:

      We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended January 26, 2009

Item 1A. Risk factors

Dependence Upon and Restrictions Resulting from HomeTown Franchise Agreements, page 5

1. Per your disclosure, Buffet Holdings, Inc., the parent of HTB's franchisor, filed for Chapter 11 bankruptcy reorganization on January 22, 2008. We note further that the lack of investment in the HTB brand by the franchisor, as well as the

franchisor's unwillingness to permit your subsidiary to develop new HTB locations, has contributed to significant declines in restaurant level revenue and profitability. Please tell us whether the factors noted above have resulted in an impairment of the assets at any HTB restaurants operated by your company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal 2009 to Fiscal 2008, page 13

2. We note that your discussion of costs incurred for the comparable reporting periods places significant emphasis on the changes in your expenses measured as a percentage of revenue. However, we note from your disclosure on page 11 of MD&A that occupancy costs, salary costs, benefit costs, and other expenses are primarily fixed in nature and generally do not vary significantly with restaurant sales volume. We note further that certain of your costs increased on an absolute basis, although they decreased as a percentage of sales. As such, please expand your MD&A disclosure to provide a more detailed discussion and analysis of the absolute changes in the costs incurred by your company. For example, quantify and discuss the absolute changes in costs incurred as a result of (i) changes in the number of restaurant units operated by your company, (ii) minimum wage increases, and (iii) pre-opening costs. Please provide your proposed expanded disclosure as part of your response.

Liquidity and Capital Resources, page 14

3. Your disclosure largely repeats the loan terms disclosed in Note 5 to your financial statements. Please revise to instead focus your disclosure on the amounts of obligations due in both the short-term and long-term and your plan to repay such amounts. Your disclosure should also include your long-term plan for cash and debt levels.

Item 9A (T). Controls and Procedures, page 20

4. We note that you have disclosed your principal executive officer and principal financial officer's conclusion regarding the effectiveness of your internal control over financial reporting, but you have not disclosed their conclusion regarding the effectiveness of your disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934). Please revise your disclosure in future filings, accordingly. Refer to Item 307 of Regulation S-K for further guidance.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Receivables, page F-8

5. We note from your accounting policy regarding cash equivalents that amounts receivable from credit card companies are considered to be cash equivalents. As such, please tell us and disclose the nature of the amounts reported as "Receivables, net" in your balance sheet.

Note 5 – Long-term debt, page F-15

6. Please consider revising your footnote to include a table that lists the balance of each of your debt obligations at each balance sheet date.

Note 14 – Acquisitions, page F-24

7. We note that your company purchased certain operating assets of twenty Barnhill's Buffet restaurants in two separate transactions dated January 31, 2008 and February 29, 2008. Given that your company obtained title to all of the restaurant equipment necessary to operate the restaurants, acquired the intellectual property that provides the perpetual right to utilize the Barnhill's Buffet name, and negotiated the assumption of certain real estate lease obligations related to the restaurants, it appears that the aforementioned transactions may have qualified as business acquisitions. As such, please tell us why you have not disclosed the pro forma financial information required by paragraphs 54 and 55 of SFAS No. 141. In addition, please tell us what consideration was given to the disclosure requirements of Rules 3-05 and 11-01 of Regulation S-X and, if applicable, the results of any related analyses that you performed.

Exhibits 32.1 and 32.2 – Certifications

8. We note that paragraph 4 of the management certifications included in your Form 10-K does not include the language regarding the certifying officers' responsibility for establishing and maintaining internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please revise the certifications accordingly. Refer to Item 601(b)(31) of Regulation S-K for further guidance.

Form 10-Q: For the quarterly period ended November 2, 2009

Item 1: Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets, page 1

9. We note that the balance that you have reported for "Property held for sale" has remained unchanged since prior to the fiscal year ended January 30, 2006. In this regard, please tell us (i) whether the underlying assets are being actively marketed, (ii) how you determined the carrying values of the underlying assets, and (iii) why you believe the carrying value of the underlying assets reflect a sales price that is reasonable in relation to their current fair values.

10. We note that your long-term notes receivable balance is comprised of two notes that are in default. We also note that you have not collected any portion of this balance subsequent to January 28, 2008. Per your disclosure in "Note (L)," you believe that proceeds from future asset sales will be adequate for the recovery of the remaining principal amount of the note receivable owed by North's Restaurant, Inc. ("North's"). However, given the amount of time that has passed since you have collected any portion of the receivable owed by North's, it is unclear whether North's assets are being actively marketed or when the receivable from North's is expected to be collected. Furthermore, your disclosure does not explain (i) why you believe that the note receivable from your strategic partners should be deemed collectible or (ii) when such amount can be expected to be collected. Given the observations noted above, please explain to us in detail what efforts are being made to collect the outstanding receivable balances owed by North's and your strategic partners, why you continue to believe that each of the respective receivable balances is collectible, and when the outstanding amounts are expected to be received. As part of your response, please describe for us the assets and related fair values that you are relying upon in reaching your conclusion that the notes are recoverable. Please also revise your footnote disclosure, as appropriate.

Notes to Unaudited Condensed Consolidated Financial Statements

Note (D) Segment and Related Reporting, page 10

11. Please revise the notes to your financial statements to provide the interim period segment disclosures for both the quarterly and the year-to-date periods covered by your report. Please also consider whether it would be appropriate to expand your MD&A to discuss both the quarterly and year-to-date the results of operations of each segment.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief